Exhibit 99.1

Valens Semiconductor Announces Changes to Its Board of Directors

HOD HASHARON, ISRAEL, July 5, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that its Board of Directors has appointed Peter Kuo as a Board and audit committee member. He will succeed Dr. Ker Zhang, who served as a Board and audit committee member since September 2021. The replacement was effective June 30, 2023.

“Peter brings to Valens Semiconductor extensive expertise and a robust network that will help further the company’s long-term growth opportunities in our served audio-video and automotive markets. I look forward to working with him and the rest of the Valens Semiconductor Board as we continue to execute on our vision for the company,” said Dr. Peter Mertens, Chairman of the Board of Directors at Valens Semiconductor Ltd. “We also thank Dr. Zhang for the important role he had in overseeing our success in becoming a public company and his contribution to our many technological and customer accomplishments.”

“I am excited to join Valens Semiconductor’s Board of Directors and work with management at such an important time,” said Peter Kuo. “I look forward to taking an active role as Valens continues to strengthen its leadership position in the audio-video market and to further expand our business in the automotive space.”

Mr. Kuo co-founded PTK Technologies, LLC with Mr. Zhang, and serves as its Chief Executive Officer and Director. He has over 20 years of experience in global multi-national technology investing and tech banking and was essential in the successful execution of Valens Semiconductor’s becoming a public company in September 2021. Mr. Kuo is also a co-founding partner of Canyon Bridge, a private equity firm focused on technology transactions. Prior to co-founding Canyon Bridge, Mr. Kuo was a managing director at the financial services firms Lazard and Cowen. He began his investment career at Pacific Venture Group, an Asia-based VC firm and also practiced law at Davis Polk & Wardwell. Mr. Kuo holds a J.D. from Harvard Law School and a B.S. in Foreign Service from Georgetown and was a Fulbright Scholar.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling high-performance connectivity for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor